Exhibit 99.1

FinVolution Group Reports Third Quarter 2022 Unaudited Financial Results

-International business revenue contribution reached 11.8% of total revenue for the third quarter of 2022-

SHANGHAI, November 14, 2022 /PRNewswire/ – FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform, today announced its unaudited financial results for the third quarter ended September 30, 2022.

	For the Three Months Ended / As of		YoY Change
	September 30, 2021	September 30, 2022
Total Transaction Volume (RMB in billion)[1]	38.1	45.5	19.4%
Transaction Volume (China’s Mainland)	37.1	44.4	19.7%
Transaction Volume (International)[2]	1.05	1.11	5.7%
Total Outstanding Loan Balance (RMB in billion)	44.9	60.3	34.3%
Outstanding Loan Balance (China’s Mainland)[3]	44.5	59.6	33.9%
Outstanding Loan Balance (International)[4]	0.34	0.64	88.2%

Third Quarter 2022 Operational Highlights

Continued transition towards better-quality borrowers

•	Total cumulative registered users[5] reached 154.3 million as of September 30, 2022.

•	Total number of unique borrowers[6] for the third quarter of 2022 was 3.2 million.

•	Total number of repeat borrowers[7] for the third quarter of 2022 was 2.5 million.

Total transaction volume and outstanding loan balance maintained consistent growth momentum

•	Total transaction volume reached RMB45.5 billion for the third quarter of 2022, an increase of 19.4% compared to the same period of 2021.

•	Total outstanding loan balance reached RMB60.3 billion as of September 30, 2022, an increase of 34.3% compared to September 30, 2021.

•	Transaction volume facilitated for repeat individual borrowers[8] for the third quarter of 2022 was RMB39.7 billion, an increase of 28.1% compared to the same period of 2021.

Small business owners’ loans continued to scale up with steady growth

•

Transaction volume facilitated for small business owners for the third quarter of 2022 was RMB11.3 billion, representing 24.8% of total transaction volume in the third quarter of 2022 and an increase of 43.0% compared to the same period of 2021.

•	Total numbers of small business owners served for the third quarter of 2022 was 504 thousand, an increase of 3.3% compared to the same period of 2021.

International expansion continued to strengthen with transition to better-quality borrowers

•	Transaction volume facilitated in international markets for the third quarter of 2022 was RMB1.11 billion, an increase of 5.7% compared to the same period of 2021.

•	Outstanding loan balance for international markets[4] as of September 30, 2022 was RMB0.64 billion, representing an increase of 88.2% from September 30, 2021.

•	International business revenue was RMB349.5 million for the third quarter of 2022, an increase of 40.0% compared to the same period of 2021.

More operational highlights

•	90 day+ delinquency ratio[9] was 1.44% as of September 30, 2022, compared to 1.04% as of September 30, 2021.

•	Average loan size[10] was RMB7,202 for the third quarter of 2022, compared to RMB5,102 in the same period of 2021.

•	Average loan tenor[11] was 8.6 months for the third quarter of 2022, compared with 8.2 months in the same period of 2021.

Third Quarter 2022 Financial Highlights

•	Net revenue was RMB2,971.4 million (US$417.7 million) for the third quarter of 2022, an increase of 17.7% from RMB2,525.1 million for the same period of 2021.

•	Net profit was RMB605.5 million (US$85.1 million) for the third quarter of 2022, a decrease of 4.3% from RMB632.4 million for the same period of 2021.

•

Non-GAAP adjusted operating income[12], which excludes share-based compensation expenses before tax, was RMB683.0 million (US$96.0 million) for the third quarter of 2022, a decrease of 9.1% from RMB751.3 for the same period of 2021.

•

Diluted net profit per American depositary share (“ADS”) was RMB2.05 (US$0.29) and diluted net profit per share was RMB0.41 (US$0.06), a decrease of 4.7% from the same period of 2021. Non-GAAP diluted net profit per ADS was RMB2.13 (US$0.30) and non-GAAP diluted net profit per share was RMB0.43 (US$0.06), a decrease of 3.6% from the same period of 2021. Each ADS of the Company represents five Class A ordinary shares of the Company.

[1]	Represents total transaction volume facilitated in China’s Mainland and overseas markets on the Company’s platforms during the period presented.

[2]	Represents our overseas markets outside China’s Mainland.

[3]	Outstanding loan balance (China’s Mainland) as of any date refers to the balance of outstanding loans in China’s Mainland market delinquent within 180 days from such date.

[4]	Outstanding loan balance (international) as of any date refers to the balance of outstanding loans in overseas markets delinquent within 30 days from such date.

[5]	On a cumulative basis, the total number of users registered on the Company’s platforms as of September 30, 2022.

[6]	Represents the total number of borrowers whose transactions were facilitated on the Company’s platforms during the period presented.

[7]	Represents the total number of repeat borrowers who have successfully borrowed on our platform in the past and borrowed on the Company’s platforms during the period presented.

[8]	Represents transaction volume facilitated for the repeat borrowers who successfully completed their transaction on the Company’s platforms during the period presented.

[9]

“90 day+ delinquency ratio” refers to the outstanding principal balance of on- and-off balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on-and-off balance sheet loans on the Company’s platform as of a specific date. Loans that originated outside China’s Mainland are not included in the calculation.

[10]	Represents the average loan size on the Company’s platform in China’s Mainland during the period presented.

[11]	Represents the average loan tenor on the Company’s platform in China’s Mainland during the period presented.

[12]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Feng Zhang, Chief Executive Officer of FinVolution, commented, “As we continued to navigate the challenges in the macro environment by leveraging our advanced technologies and experienced management team, our total transaction volume for the third quarter of 2022 reached RMB45.5 billion, representing a quarter-over-quarter growth of 9.6% and a year-over-year growth of 19.4%.

“We maintained our prudent approach towards supporting small business owners. During the third quarter, we served a total of 504 thousand small business owners spread across China in various industries, further reducing our related risk through geographic and sector diversification. We facilitated RMB11.3 billion of loans for them, representing 24.8% of total transaction volume, an increase of 43.0% from the same period of 2021.

“We are very excited to report that with improvement across multiple operational fronts in our international markets, revenue contribution from this business reached 11.8% of total revenue in the third quarter, marking the first time our overseas revenue contribution exceeded double digits. Thanks to our stellar advertising efforts to strengthen branding, our transition to better-quality borrowers in international markets has also progressed faster than expected with transaction volume reaching RMB1.11 billion, representing a quarter-over-quarter increase of 22.0% and a year-over-year growth of 5.7%.

Mr. Jiayuan Xu, FinVolution’s Chief Financial Officer, continued, “Driven by our relentless efforts to optimize our operations, effective execution of our overall strategy and skillful deployment of our technological capabilities across businesses, our net revenues for the third quarter grew to RMB2,971.4 million, representing a year-over-year increase of 17.7%.

“We also delivered a strong operating profit of RMB659.8 million and maintained a substantial balance sheet with RMB12.0 billion in total shareholder’s equity with a leverage ratio of 4.2 times as of September 30, 2022. We are confident that our solid fundamentals will empower us to continue strengthening our international initiatives, reinforcing our successful transition to higher-quality borrowers and propelling technological innovation,” concluded Mr. Xu.

Third Quarter 2022 Financial Results

Net revenue for the third quarter of 2022 increased by 17.7% to RMB2,971.4 million (US$417.7 million) from RMB2,525.1 million for the same period of 2021, primarily due to the increase in loan facilitation service fees, post facilitation service fees and guarantee income.

Loan facilitation service fees increased by 8.7% to RMB1,168.7 million (US$164.3 million) for the third quarter of 2022 from RMB1,075.1 million for the same period of 2021. This increase was primarily due to the increase in transaction volume, partially offset by the decrease in service fee rates.

Post-facilitation service fees increased by 36.3% to RMB492.3 million (US$69.2 million) for the third quarter of 2022 from RMB361.2 million for the same period of 2021, primarily due to the increase in outstanding loans served by the Company and the rolling impact of deferred transaction fees.

Guarantee income was RMB822.2 million (US$115.6 million) for the third quarter of 2022 compared to RMB644.5 million for the same period of 2021. This increase was primarily due to the increased outstanding loan balance of off-balance sheet loans, partially offset by improved asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As the Company transitioned its business towards better-quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to better asset quality.

Net interest income decreased by 0.9% to RMB329.6 million (US$46.3 million) for the third quarter of 2022, from RMB332.6 million for the same period of 2021.

Other revenue increased by 42.1% to RMB158.7 million (US$22.3 million) for the third quarter of 2022 from RMB111.7 million for the same period of 2021, primarily due to the increase in customer referral fees from other third-party platforms.

Origination, servicing expenses and other costs of revenue increased by 7.7% to RMB495.0 million (US$69.6 million) for the third quarter of 2022 from RMB459.6 million for the same period of 2021, primarily due to the increase in employees’ expenditures and fees paid to third-party service providers as a result of the increase in loan origination volume.

Sales and marketing expenses increased by 38.1% to RMB535.2 million (US$75.2 million) for the third quarter of 2022 from RMB387.5 million for the same period of 2021 as a result of proactive customer acquisition efforts focusing on higher-quality borrowers in both domestic and international markets.

Research and development expenses increased by 20.2% to RMB125.6 million (US$17.7 million) for the third quarter of 2022 from RMB104.5 million for the same period of 2021, due to increased investments in technology development.

General and administrative expenses decreased by 18.5% to RMB100.4 million (US$14.1 million) for the third quarter of 2022 from RMB123.2 million for the same period of 2021, primarily due to the increase in operating efficiency.

Provision for accounts receivable and contract assets increased by 237.1% to RMB110.9 million (US$15.6million) for the third quarter of 2022 from RMB32.9 million for the same period of 2021. The increase was primarily due to the increase in outstanding loan balances.

Provision for loans receivable decreased by 7.9% RMB131.3 million (US$18.5 million) for the third quarter of 2022 from RMB142.5 million for the same period of 2021. The decrease was primarily due to a lower-than-expected default rate as a result of the transition to better-quality borrowers, partially offset by the increase in outstanding loan balance of on-balance sheet loans.

Credit losses for quality assurance commitment were RMB813.2 million (US$114.3 million) for the third quarter of 2022 compared to RMB545.1 million for the same period of 2021. The increase was primarily due to the increase in outstanding loan balances.

Operating profit decreased by 9.6% to RMB659.8 million (US$92.8 million) for the third quarter of 2022 from RMB729.9 million for the same period of 2021.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax, was RMB683.0 million (US$96.0 million) for the third quarter of 2022, representing a decrease of 9.1% from RMB751.3 million for the same period of 2021.

Other income increased by 294.6% to RMB58.4 million (US$8.2 million) for the third quarter of 2022 from RMB14.8 million for the same period of 2021, mainly due to the dividend income from investment.

Income tax expense was RMB112.7 million (US$15.8 million) for the third quarter of 2022, compared to income tax expenses of RMB112.2 million for the same period of 2021. This increase was mainly due to a change in preferential tax rate for certain qualified subsidiaries, partially offset by the decline in pre-tax profit.

Net profit was RMB605.5 million (US$85.1 million) for the third quarter of 2022, compared to RMB632.4 million for the same period of 2021.

Net profit attributable to ordinary shareholders of the Company was RMB599.0 million (US$84.2 million) for the third quarter of 2022, compared to RMB636.3 million for the same period of 2021.

Diluted net profit per ADS was RMB2.05 (US$0.29) and diluted net profit per share was RMB0.41 (US$0.06), a decrease of 4.7% year-over-year. Non-GAAP diluted net profit per ADS was RMB2.13 (US$0.30) and non-GAAP diluted net profit per share was RMB0.43 (US$0.06), a decrease of 3.6% year-over-year. Each ADS represents five Class A ordinary shares of the Company.

As of September 30, 2022, the Company had cash and cash equivalents of RMB3,042.0 million (US$427.6 million) and short-term investments, mainly in wealth management products, of RMB2,345.2 million (US$329.7 million).

The following table provides the delinquency rates for all outstanding loans on the Company’s platform in China’s Mainland as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30,2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%
September 30, 2021	0.34%	0.51%	0.43%	0.39%	0.33%	0.32%
December 31, 2021	0.39%	0.67%	0.55%	0.49%	0.41%	0.36%
March 31, 2022	0.35%	0.64%	0.57%	0.58%	0.57%	0.49%
June 30, 2022	0.31%	0.55%	0.58%	0.53%	0.55%	0.52%
September 30, 2022	0.32%	0.53%	0.49%	0.47%	0.46%	0.51%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage in China’s Mainland for all loan products facilitated through the Company’s online platform as of September 30, 2022:

Business Outlook

Given COVID-19’s resurgence in China since the beginning of 2022, the Company will continue to closely monitor the pandemic situation and remain vigilant in its business operations. The Company reiterates that its full year loan origination volume guidance for 2022 remains unchanged in the range of RMB175.0 billion to RMB 180.0 billion, representing a year-over-year increase of 27.4% to 31.0%.

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions and the regulatory and operating environment, as well as customer and institutional investor demands, all of which are subject to change.

Shares Repurchase Program Update

On August 21, 2022, the board of directors of the Company approved the expansion of the Company’s existing share repurchase program from up to US$60 million to up to US$140 million and the extension for another twelve months from January 1, 2023, through December 31, 2023, which allows the Company to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$140 million until December 31, 2023.

As of October 31, 2022, in combination with the Company’s historical and existing share repurchase programs, the Company had cumulatively repurchased its own Class A ordinary shares in the form of ADSs with a total aggregate value of approximately US$171.0 million.

Conference Call

The Company’s management will host an earnings conference call at 7:30 PM U.S. Eastern Time on November 14 2022 (8:30 AM Beijing/Hong Kong Time on November 15, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
Canada (toll free):	1-855-669-9657
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland, China:	400-120-1203

Participants should dial-in at least five minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until November 21, 2022, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
Canada (toll free):	855-669-9658
International:	1-412-317-0088
Replay Access Code:	9485337

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of September 30, 2022, the Company had over 154.3 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted operating income, non-GAAP operating margin, non-GAAP net profit, non-GAAP net profit attributable to FinVolution Group,non-GAAP basic and diluted net profit per share and per ADS which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. We believe that these non-GAAP financial measures help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that non-GAAP financial measures provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating profit, non-GAAP operating margin, non-GAAP net profit, non-GAAP basic and diluted net profit per share and per ADS are not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1135 to US$1.00, the rate in effect as of September 30, 2022 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030-3200 Ext. 8601

E-mail: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: finv@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: finv@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of September 30,
	2021	2022
	RMB	RMB	USD
Assets
Cash and cash equivalents	4,418,127	3,042,020	427,640
Restricted cash	4,073,414	4,034,220	567,122
Short-term investments	1,204,901	2,345,160	329,677
Investments	971,117	1,064,992	149,714
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB239,506 and RMB312,363 as of December 31, 2021 and September 30, 2022, respectively	931,798	1,499,592	210,809
Intangible assets	98,947	98,692	13,874
Property, equipment and software, net	112,397	130,747	18,380
Loans receivable, net of credit loss allowance for loans receivable of RMB427,873 and RMB415,499 as of December 31, 2021 and September 30, 2022, respectively	1,982,276	2,523,691	354,775
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB250,696 and RMB423,208 as of December 31, 2021 and September 30, 2022, respectively	1,890,846	2,192,474	308,213
Deferred tax assets	455,741	876,798	123,258
Right of use assets	49,138	202,403	28,453
Prepaid expenses and other assets	1,899,438	2,881,294	405,046
Goodwill	50,411	50,411	7,087

Total assets	18,138,551	20,942,494	2,944,048

Liabilities and Shareholders’ Equity
Deferred guarantee income	1,089,503	1,625,676	228,534
Liability from quality assurance commitment	3,188,561	3,470,763	487,912
Payroll and welfare payable	252,918	213,138	29,962
Taxes payable	200,648	138,462	19,465
Funds payable to investors of consolidated trusts	1,795,640	2,150,622	302,330
Contract liability	8,436	6,088	856
Deferred tax liabilities	137,632	208,138	29,260
Accrued expenses and other liabilities	722,247	931,900	131,004
Leasing liabilities	33,356	184,700	25,965

Total liabilities	7,428,941	8,929,487	1,255,288

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	103	103	14
Additional paid-in capital	5,694,733	5,744,874	807,602
Treasury stock	(324,171)	(515,582)	(72,479)
Statutory reserves	610,403	610,403	85,809
Accumulated other comprehensive income	(16,769)	71,881	10,103
Retained Earnings	4,690,951	6,033,375	848,158

Total FinVolution Group shareholders’ equity	10,655,250	11,945,054	1,679,207

Non-controlling interest	54,360	67,953	9,553

Total shareholders’ equity	10,709,610	12,013,007	1,688,760

Total liabilities and shareholders’ equity	18,138,551	20,942,494	2,944,048

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Operating revenue:
Loan facilitation service fees	1,075,070	1,168,650	164,286	2,789,100	3,222,142	452,962
Post-facilitation service fees	361,192	492,253	69,200	887,236	1,433,479	201,515
Guarantee income	644,520	822,242	115,589	1,969,407	2,143,870	301,381
Net interest income	332,597	329,636	46,339	921,514	881,692	123,946
Other Revenue	111,733	158,664	22,305	454,848	403,044	56,659

Net revenue	2,525,112	2,971,445	417,719	7,022,105	8,084,227	1,136,463

Operating expenses:
Origination, servicing expenses and other cost of revenue	(459,569)	(495,022)	(69,589)	(1,327,627)	(1,522,401)	(214,016)
Sales and marketing expenses	(387,468)	(535,158)	(75,231)	(1,194,878)	(1,194,287)	(167,890)
Research and development expenses	(104,505)	(125,595)	(17,656)	(302,936)	(353,965)	(49,760)
General and administrative expenses	(123,219)	(100,426)	(14,118)	(361,973)	(287,373)	(40,398)
Provision for accounts receivable and contract assets	(32,878)	(110,899)	(15,590)	(120,106)	(278,387)	(39,135)
Provision for loans receivable	(142,526)	(131,336)	(18,463)	(243,243)	(289,933)	(40,758)
Credit losses for quality assurance commitment	(545,095)	(813,172)	(114,314)	(1,381,087)	(2,259,317)	(317,610)

Total operating expenses	(1,795,260)	(2,311,608)	(324,961)	(4,931,850)	(6,185,663)	(869,567)

Operating profit	729,852	659,837	92,758	2,090,255	1,898,564	266,896

Other income, net	14,777	58,403	8,211	83,305	156,169	21,954

Profit before income tax expense	744,629	718,240	100,969	2,173,560	2,054,733	288,850
Income tax expenses	(112,181)	(112,741)	(15,849)	(327,926)	(329,788)	(46,361)

Net profit	632,448	605,499	85,120	1,845,634	1,724,945	242,489
Net profit attributable to non-controlling interest shareholders	(3,892)	6,465	909	(7,459)	10,038	1,411
Net profit attributable to FinVolution Group	636,340	599,034	84,211	1,853,093	1,714,907	241,078
Foreign currency translation adjustment, net of nil tax	4,264	40,350	5,672	2,388	88,650	12,462

Total comprehensive income attributable to FinVolution Group	640,604	639,384	89,883	1,855,481	1,803,557	253,540

Weighted average number of ordinary shares used in computing net income per share
Basic	1,424,864,643	1,412,291,188	1,412,291,188	1,417,509,224	1,421,982,509	1,421,982,509
Diluted	1,481,375,238	1,463,337,838	1,463,337,838	1,481,579,205	1,468,882,368	1,468,882,368
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.45	0.42	0.06	1.31	1.21	0.17
Diluted	0.43	0.41	0.06	1.25	1.17	0.16
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.23	2.12	0.30	6.54	6.03	0.85
Diluted	2.15	2.05	0.29	6.25	5.84	0.82

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by/(used in) operating activities	136,837	325,837	45,805	411,189	(32,574)	(4,579)
Net cash provided by/(used in) investing activities	63,027	(1,280,514)	(180,012)	1,738,655	(1,081,347)	(152,013)
Net cash provided by/ (used in) financing activities	328,444	(56,246)	(7,907)	(996,113)	(350,048)	(49,208)
Effect of exchange rate changes on cash and cash equivalents	4,161	18,225	2,563	(4,503)	48,668	6,840
Net increase in cash, cash equivalent and restricted cash	532,469	(992,698)	(139,551)	1,149,228	(1,415,301)	(198,960)
Cash, cash equivalent and restricted cash at beginning of period	6,733,160	8,068,938	1,134,313	6,116,401	8,491,541	1,193,722
Cash, cash equivalent and restricted cash at end of period	7,265,629	7,076,240	994,762	7,265,629	7,076,240	994,762

FinVolution Group

UNAUDITED Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2021	2022		2021	2022
	RMB	RMB	USD	RMB	RMB	USD
Net Revenues	2,525,112	2,971,445	417,719	7,022,105	8,084,227	1,136,463
Less: total operating expenses	(1,795,260)	(2,311,608)	(324,961)	(4,931,850)	(6,185,663)	(869,567)
Operating Income	729,852	659,837	92,758	2,090,255	1,898,564	266,896
Add: share-based compensation expenses	21,437	23,142	3,253	58,289	68,032	9,564
Non-GAAP adjusted operating income	751,289	682,979	96,011	2,148,544	1,966,596	276,460
Operating Margin	28.9%	22.2%	22.2%	29.8%	23.5%	23.5%
Non-GAAP operating margin	29.8%	23.0%	23.0%	30.6%	24.3%	24.3%
Non-GAAP adjusted operating income	751,289	682,979	96,011	2,148,544	1,966,596	276,460
Add: other income, net	14,777	58,403	8,211	83,305	156,169	21,954
Less: income tax expenses	(112,181)	(112,741)	(15,849)	(327,926)	(329,788)	(46,361)
Non-GAAP net profit	653,885	628,641	88,373	1,903,923	1,792,977	252,053
Net profit attributable to non-controlling interest Shareholders	(3,892)	6,465	909	(7,459)	10,038	1,411
Non-GAAP net profit attributable to FinVolution Group	657,777	622,176	87,464	1,911,382	1,782,939	250,642
Weighted average number of ordinary shares used in computing net income per share
Basic	1,424,864,643	1,412,291,188	1,412,291,188	1,417,509,224	1,421,982,509	1,421,982,509
Diluted	1,481,375,238	1,463,337,838	1,463,337,838	1,481,579,205	1,468,882,368	1,468,882,368
Non-GAAP net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic	0.46	0.44	0.06	1.34	1.25	0.18
Diluted	0.44	0.43	0.06	1.28	1.21	0.17
Non-GAAP net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic	2.30	2.20	0.31	6.71	6.27	0.88
Diluted	2.21	2.13	0.30	6.42	6.07	0.85